December 21, 2011

Mr. Donnie Field
Securities and Exchange Commission
Washington, D.C. 20549

Re:	Lingo Media Corporation Form 20-F for the year ended December 31, 2010 Filed July 18, 2011 File No. 333-98397

Dear Mr. Field,

In response to your letter of November 4, 2011 please note the following:

Comment #	SEC Query	Lingo Media Response
20-F
1
Cover page
•  We note that you have omitted the annual report reporting period and certain other required information including a number of paragraphs and associated checkboxes. Please revise the cover page to include all information required by Form 20-F.
The cover page is corrected and the document will be re-filed.
2
Operating Results, Page 28
•  Your analysis in this section does not mirror the financial statements, and therefore, it is cumbersome for the reader of your financial statements to assess the results of operations and financial condition. For example, you present “cost of sales” in this section, as opposed to “direct costs” in your income statement, and a reader needs to perform some mathematical calculations in order to conclude that they represent the same line item. Please revise this section so your analysis and line items reconcile to the descriptions appearing in the body of your financial statements. Also, please revise to include a discussion of your consolidated results of operations in addition to your discussion of the results of each of your operating segments.

Analysis and line items have been reconciled to descriptions appearing in the body of the financial statements and will be re-filed.

Discussion on the consolidated operating results will be included in the document and re-filed.

3	Part II, page 75 • To the extent applicable, please revise to include the information required by Items 16A through 16G of Form 20-F.	Not applicable.
4
Part III, page 77
Item 19. Exhibits, page 77
•  We note, without limitation, that you have not filed, or incorporated by reference, your articles of incorporation, bylaws, any material contracts, a list of your subsidiaries, or your code of ethics. Please file, or incorporate by reference, and list in your exhibit index all exhibits required to be filed by Item 19 of Form 20-F.
Exhibits required by Item 19 of Form 20-F will be included or incorporated by reference and will be re-filed.
Lingo Media Financial Statements
5
Independent Auditor’s Report
•  We note that the Company has included financial statements for the fiscal years ended December 31, 2010, 2009 and 2008 in its annual report on Form 20-F but has only included a report of the independent auditor on the financial statements for the fiscal years ended December 31, 2010 and 2009. Please amend the Company’s Annual Report on Form 20-F to include a report of the independent registered public accountant on the Company’s financial statements for 2008. Refer to the requirements outlined in Item 8.A. of Form 20-F.
Report has been updated and the document will be re-filed.
6
Note 10. Discontinued Operations, page 18
•  We note from the disclosure included in Note 10 and from your statement of operations that the Company recognized a gain of $367,293 from discontinued operations during 2009. Please tell us and revise the notes to your financial statements in future filings to explain the nature and timing of the facts and circumstances that resulted in the recognition of gain from discontinued operations aggregating $367,293 in 2009.

On December 23, 2008, A+, the Company’s 70.33% owned subsidiary, filed a Proposal.  The Company wrote-down the carrying value of its 70.33% investment in A+, resulting in a gain of $367,293 (2008 - loss of $1,571,369, 2007 - loss of $292,848) to earnings, included in the write-down was $NIL (2008 - $274,852, 2007 - $NIL) in future income tax assets related to its A+ subsidiary.

7
Note 12. Income Taxes, page 22
•  Please explain the nature of the amounts included in the line item entitled “change in  prior year estimates and other” included in the table at the top of page 22 during each period presented in your financial statements. As part of your response, please explain why you believe the amounts reflected in this line item relate to changes in estimates rather than to the correction of errors. We may have further comment upon review of your response.

The amounts in this line item relate in part to the differences between the current tax rate and the estimate of the future tax rate when the losses are expected to be realized.  The amounts also relate to estimates of future taxes payable on income earned in Barbados.

8
Note 19. Segmented Information, page 26
•  Please revise the notes to your financial statements to include the revenues, costs of sales, margin, capital expenditures, segment assets, and segment income (loss) for each of your segments for each period presented in your consolidated statement of operations. Also, we note that the amounts of segment losses for each of your segments disclosed in Note 19 do not agree to the amounts reflected on page 31 of MD&A. Please reconcile and revise these disclosures. Your interim financial statements for the three and six months ended June 30, 2011 and 2010 included in your Report on Form 6-K dated June 30, 2010 should also be revised to include segment disclosures for both three and six month periods presented in the Company’s financial statements.

Notes in financial statements have been revised and will be re-filed.

Amounts in financial statements and MD&A have been reconciled and will be re-filed.

Notes in interim financial statements dated June 30, 2011 have been revised and will be re-filed.

9
Note 21. Reconciliation of Canadian and United States Generally Accepted Accounting Principles, page 27
•  We note from the reconciliation of your balance sheet under Canadian GAAP to that under US GAAP for 2010 that your adjustment to software and web development costs for 2010 only eliminates a portion of these costs to arrive at the US GAAP balance while the adjustment for 2009 eliminated all of such capitalized costs to arrive at US GAAP balance. Please explain why you only eliminated a portion of these costs for purposes of reconciling to the US GAAP balance sheet amounts as at December 31, 2010.

Lingo Media capitalizes its internally generated intangible assets as well as purchased intangibles for Canadian GAAP.

The internally generated intangibles are eliminated upon reconciliation to the US GAAP whereas the intangibles that are purchased through acquisition are not eliminated and are capitalized for US GAAP purposes as well.

10
Note 21. Reconciliation of Canadian and United States Generally Accepted Accounting Principles, page 27
•  In a related matter, please explain why the amount of amortization of software and website development costs reflected as an adjustment in the reconciliation of your loss from continuing operations for Canadian GAAP to that under US GAAP on page 29 of $2,230,131 does not agree to the amount reflected in your consolidated statement of operations of $2,443,382 consistent with the amounts for 2009. We may have further comment upon review of your response.

Lingo Media capitalizes its internally generated intangible assets as well as purchased intangibles for Canadian GAAP.

The internally generated intangibles are eliminated upon reconciliation to the US GAAP whereas the intangibles that are purchased through acquisition are not eliminated and are capitalized for US GAAP purposes as well.

The adjustment for the US GAAP consists of amortization related to the internally generated intangibles only whereas the purchased intangibles are not part of this adjustment.

Exhibits
11
Exhibits 12.1 and 12.2
•  We note that you have omitted certain language from the introductory language of paragraph 4(b) in its entirety, included the title of the certifying individuals at the beginning of each certification, and modified the language of certain other paragraphs. Please file an amendment to your Form 20-F that includes the entire periodic report and new certifications which are in the exact forms required by Instruction 12 to Item 19 of Form 20-F. Please also delete the paragraph immediately following the certifying individuals’ signatures on each certification as we note that the transition period that permitted these omissions has expired.
New certifications will be re-filed.

Please feel free to contact +1 (416) 927 7000 X 23 if you have any questions.

Yours truly,
Lingo Media

/s/ Michael Kraft
Michael Kraft
President & CEO